May 24, 2018

BY EDGAR

Mses. Heather Clark, Melissa Raminpour and Anne Parker and Mr. John Dana Brown

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Walt Disney Company

Amendment No. 1 to Registration Statement on Form S-4

Filed May 17, 2018

File No. 333-224335

Dear Mses. Clark, Raminpour and Parker and Mr. Brown:

This letter is submitted on behalf of The Walt Disney Company (“Disney”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated May 23, 2018 with respect to Amendment No. 1 to the registration statement on Form S-4 filed with the Commission on May 17, 2018 (the “Form S-4”). In connection with this letter responding to the Staff’s comments, Disney is filing Amendment No. 2 to the Form S-4 (the “Amendment No. 2”), which will include changes in response to the Staff’s comment.

In this letter, each of the Staff’s comments is indicated in italics, followed by Disney’s and, where applicable, Twenty-First Century Fox, Inc.’s (“21CF”) responses thereto. Page number references in the responses below are to the page numbers of Amendment No. 2 to the Form S-4 as filed on EDGAR. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Form S-4.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 24, 2018

Questions and Answers About the Transactions and the Special Meetings, page 8

1.	The expected timing and reasons behind the timing of the effectiveness of the 21CF charter amendments in the first bullet is still unclear. Consider adding another Q&A following this one, explaining why you expect that the transactions will be completed within 12-18 months after December 13, 2017.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 1, 8, 9, 21, 155 and 159 of Amendment No. 2. In addition, we have included a Q&A related to the anticipated timing for completion of the transactions on page 9 of Amendment No. 2.

Risk Factors, page 61

2.	Please tell us what consideration you gave to adding a risk factor discussing how Comcast’s higher offer for Sky and Sky’s subsequent withdrawal of its support for 21CF’s offer impacts the reliability of the fairness opinions received by Disney and 21CF.

Response: In response to the Staff’s comment, we have revised the disclosure on page 70 of Amendment No. 2. The Registration Statement discloses that the fairness opinions received by the boards of directors of Disney and 21CF do not and will not reflect changes in circumstances between signing the combination merger agreement and the completion of the transactions, as more fully described in the section entitled “Risk Factors—Risk Factors Relating to the Transactions—The fairness opinions obtained by the 21CF board and the Disney board from their respective financial advisors do not and will not reflect changes in circumstances between signing the combination merger agreement and completion of the transactions and such opinions will not be updated after the exchange ratio adjustment (if any) is calculated” beginning on p. 70 of Amendment No. 2. The Comcast offer is one of several changes in circumstances that have occurred or could occur between signing the combination merger agreement and the completion of the transactions. As completion of the Sky acquisition is not a condition to either party’s obligation to consummate the transactions, an additional risk factor specifically discussing how the Comcast offer and Sky’s subsequent withdrawal of its previously announced recommendation that unaffiliated Sky shareholders vote in favor of the Sky acquisition impacts the reliability of the fairness opinions received by the boards of directors of Disney and 21CF would give undue weight to the potential Sky acquisition as investors consider these fairness opinions and the transactions as a whole.

Recommendation of the 21CF Board; 21CF’s Reasons for the Transactions, page 110

3.	We note your response to our prior comment 12. Please revise to discuss whether the board considered the unknown amount of the transaction tax to be a negative factor in its determination, direct us to where this has been sufficiently discussed, or tell us why revision is not necessary.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 24, 2018

Response: In response to the Staff’s comment, we have revised the disclosure on page 115 of Amendment No. 2. Such revision is made to a bullet under the heading “The 21CF board weighed these advantages and opportunities against a number of risks and potential negative factors concerning the transactions, including:”. We also respectfully direct the Staff to the section entitled “The Transactions—Sensitivity Analysis” beginning on p. 93 of Amendment No. 2, the section entitled “The Combination Merger Agreement—The Mergers; Effects of the Mergers” beginning on p. 165 of Amendment No. 2 and the section entitled “The Combination Merger Agreement—Tax Matters—Transaction Tax Calculation” beginning on page 184 of Amendment No. 2.

Exhibits

4.	In exhibit 99.3 have Goldman Sachs & Co. LLC revise its consent, including the second-to-last sentence, so that it applies to all amendments to the registration statement. Please also confirm that the consents by J.P. Morgan and Guggenheim apply to each amendment, or file new consents with each amendment.

Response: In response to the Staff’s comment, new consents of Goldman Sachs, Guggenheim and J.P. Morgan applicable to Amendment No. 2 have been included as exhibits 99.3, 99.4 and 99.5, respectively, to Amendment No. 2. We anticipate that each of Goldman Sachs, Guggenheim and J.P. Morgan will provide a new consent with each subsequent amendment to the Registration Statement.

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Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 24, 2018

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (212) 474-1454.

Sincerely,

/s/ Faiza J. Saeed, Esq.

cc:

Alan N. Braverman, Esq.

Senior Executive Vice President, General Counsel and Secretary

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Gerson A. Zweifach

Senior Executive Vice President and Group General Counsel, Chief Compliance Officer

Twenty-First Century Fox, Inc.

1211 Avenue of the Americas

New York, New York 10036

George F. Schoen, Esq.

Cravath Swaine & Moore, LLP

825 Eighth Avenue

New York, New York 10019

Howard L. Ellin, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates

4 Times Square

New York, New York 10036